Q4 2020 NEWS RELEASE

All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted.

Pan American Silver reports record operating cash flow of $462.3 million in 2020

Vancouver, B.C. - February 17, 2021 - Pan American Silver Corp. (NASDAQ: PAAS) (TSX: PAAS) ("Pan American" or the "Company") today reported audited financial results for the year ended December 31, 2020 ("FY 2020") and the fourth quarter ("Q4 2020"). Preliminary production results were previously reported on January 19, 2021. Pan American's audited consolidated financial statements ("Financial Statements"), as well as Pan American’s Management's Discussion and Analysis ("MD&A") for the three and twelve months ended December 31, 2020, and the Company's Annual Information Form for the year ended December 31, 2020, are available on Pan American’s website at panamericansilver.com and on SEDAR at www.sedar.com.
“Pan American delivered strong financial performance in 2020, generating a record $462.3 million in operating cash flow, which enabled us to fully repay all bank debt, double our quarterly dividend to shareholders, and grow our cash balance at year end," said Michael Steinmann, President and Chief Executive Officer. "Our operating teams helped deliver these strong results despite the exceptional challenges presented by the COVID-19 pandemic. We continue to support our workforce and communities during this difficult time, and look forward to the deployment of vaccination programs during 2021."

Q4 2020 and FY 2020 Highlights:
•Revenue was a record $430.5 million in Q4 2020 and totaled $1.3 billion for FY 2020. The rise in realized precious metal prices over 2020 helped mitigate the impact of COVID-19 related mine suspensions and throughput reductions on quantities of metal sold.
•Net earnings were $169.0 million ($0.80 basic earnings per share) and $176.5 million ($0.85 basic earnings per share) in Q4 2020 and FY 2020, respectively. Net earnings in Q4 2020 were driven by record mine operating earnings of $137.2 million and the recognition of deferred income tax assets, including $41.0 million relating primarily to mine life extensions at the Timmins and La Arena operations.
•Adjusted earnings in Q4 2020 were $120.5 million ($0.57 basic adjusted earnings per share). FY 2020 adjusted earnings were $243.4 million ($1.16 basic adjusted earnings per share).
•Record net cash generated from operating activities of $170.6 million in Q4 2020 and $462.3 million for FY 2020.
•As previously announced, consolidated FY 2020 silver and gold production was 17.3 million ounces and 522.4 thousand ounces, respectively. FY 2020 production was largely impacted by the COVID-19 related mine suspensions and throughput reductions. Silver production was further impacted by an inability to access high-grade ore at La Colorada due to ventilation issues, which are being remedied, and lower grades at Dolores and San Vicente from mine sequencing.
• FY 2020 Silver Segment Cash Costs and All-in Sustaining Costs ("AISC") of $7.05 and $11.38 per silver ounce sold, respectively, were in line with the Revised 2020 Forecast(1).
•FY 2020 Gold Segment Cash Costs and AISC of $797 and $1,011 per gold ounce sold, respectively, were below the Revised 2020 Forecast(1).
• FY 2020 Consolidated AISC, including gold by-product credits from the Gold Segment mines, of $(3.29) per silver ounce sold was below the Revised 2020 Forecast(1).
•Sustaining capital was $52.0 million and $162.0 million in Q4 2020 and FY 2020, respectively. Project capital was $3.8 million and $21.5 million in Q4 2020 and FY 2020, respectively. Approximately $50.0 million to $60.0 million of capital expenditures were deferred into 2021 due to COVID-19.
•In 2020, Pan American repaid a net $275 million on its revolving Credit Facility. At December 31, 2020, the Company had cash and short-term investment balances of $279.1 million, working capital of $495.2 million, and no amounts drawn on its $500 million Credit Facility.

PAN AMERICAN SILVER CORP.	1

Q4 2020 NEWS RELEASE

All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted.

•The Board of Directors has approved a cash dividend of $0.07 per common share, or approximately $14.7 million in aggregate cash dividends, payable on or about March 11, 2021, to holders of record of Pan American’s common shares as of the close on March 1, 2021. Pan American's dividends are designated as eligible dividends for the purposes of the Income Tax Act (Canada). As is standard practice, the amounts and specific distribution dates of any future dividends will be evaluated and determined by the Board of Directors on an ongoing basis.
(1)Due to the uncertainties regarding the impact of COVID-19 on our operations, in May 2020, the Company withdrew its 2020 annual production, Cash Costs, AISC and capital expenditure forecasts, as provided in the 2019 annual MD&A dated March 12, 2020 (the "Original 2020 Forecasts"). The Company subsequently issued a new 2020 annual forecast on August 5, 2020 (the "August 2020 Forecast"). On November 4, 2020, management further revised forecasts for 2020 annual silver production and capital expenditures (the "Revised 2020 Forecast").
Cash Costs, AISC, adjusted earnings, basic adjusted earnings per share, sustaining capital, project capital, working capital, total debt, and total available liquidity are not generally accepted accounting principle ("non-GAAP") financial measures. Please refer to the "Alternative Performance (non-GAAP) Measures" section of this news release for further information on these measures.

PAN AMERICAN SILVER CORP.	2

Q4 2020 NEWS RELEASE

All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted.

CONSOLIDATED RESULTS

			December 31, 2020	December 31, 2019
Weighted average shares during period (millions)			210.1	201.4
Shares outstanding end of period (millions)			210.3	209.8

	Three months ended December 31,		Year ended December 31,
	2020	2019	2020	2019
FINANCIAL
Revenue	$430,461	$404,379	$1,338,812	$1,350,759
Mine operating earnings	$137,172	$98,610	$360,177	$229,288
Net earnings	$169,018	$51,706	$176,455	$111,244
Basic earnings per share(1)	$0.80	$0.25	$0.85	$0.55
Adjusted earnings(2)	$120,488	$68,908	$243,382	$157,987
Basic adjusted earnings (loss) per share(1)	$0.57	$0.33	$1.16	$0.78
Net cash generated from operating activities	$170,571	$129,473	$462,315	$282,028
Net cash generated from operating activities before changes in working capital(2)	$151,995	$124,727	$365,333	$309,972
Sustaining capital expenditures	$52,007	$46,187	$162,047	$179,096
Project capital expenditures	$3,753	$9,578	$21,545	$44,734
Cash dividend per share	$0.070	$0.035	$0.220	$0.140
PRODUCTION
Silver (thousand ounces)	4,872	6,622	17,312	25,886
Gold (thousand ounces)	152.9	173.9	522.4	559.2
Zinc (thousand tonnes)	14.2	16.6	40.2	67.6
Lead (thousand tonnes)	5.4	7.2	15.7	27.3
Copper (thousand tonnes)	2.3	2.3	5.2	8.7
CASH COSTS(2) ($/ounce)
Silver Segment	6.15	7.80	7.05	6.39
Gold Segment	763	693	797	712
AISC(2) ($/ounce)
Silver Segment	10.37	11.37	11.38	10.46
Gold Segment	1,023	901	1,011	948
Consolidated Silver Basis	(7.28)	1.04	(3.29)	4.44
AVERAGE REALIZED PRICES(3)
Silver ($/ounce)	24.72	17.84	20.60	16.34
Gold ($/ounce)	1,874	1,479	1,758	1,406
Zinc ($/tonne)	2,566	2,325	2,288	2,535
Lead ($/tonne)	1,922	2,078	1,851	1,997
Copper ($/tonne)	7,234	5,840	6,412	5,973
(1)Per share amounts are based on basic weighted average common shares.
(2)Non- GAAP measures: cash costs, AISC, adjusted earnings, basic adjusted earnings per share, and net cash generated from operating activities before changes in working capital are non-GAAP financial measures. Please refer to the "Alternative Performance (non-GAAP) Measures" section of this news release for further information on these measures.
(3)Metal prices stated are inclusive of final settlement adjustments on concentrate sales.

PAN AMERICAN SILVER CORP.	3

Q4 2020 NEWS RELEASE

All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted.

INDIVIDUAL MINE OPERATION PERFORMANCE

	Silver Production (ounces ‘000s)		Gold Production (ounces ‘000s)
	Three months ended December 31,		Three months ended December 31,
	2020	2019	2020	2019
Silver Segment:
La Colorada	1,186	2,080	0.8	1.3
Dolores	764	1,287	30.5	26.1
Huaron	892	935	0.3	0.2
Morococha(1)	527	554	0.2	0.2
San Vicente(2)	663	877	0.1	0.1
Manantial Espejo	742	817	8.0	6.7
Gold Segment:
Shahuindo	83	54	33.6	43.5
La Arena	11	11	41.4	48.4
Timmins	4	6	38.1	47.3
Total(3)	4,872	6,622	152.9	173.9
(1)Morococha data represents Pan American 92.3% interest in the mine's production.
(2)San Vicente data represents Pan American 95.0% interest in the mine's production.
(3)Totals may not add due to rounding.

	Cash Costs(1) ($ per ounce)		AISC(1) ($ per ounce)
	Three months ended December 31,		Three months ended December 31,
	2020	2019	2020	2019
La Colorada	7.07	4.30	11.78	5.80
Dolores	(9.79)	2.64	(2.17)	9.33
Huaron	2.03	5.34	3.35	9.44
Morococha	11.85	10.85	18.29	18.83
San Vicente	17.67	14.38	20.89	16.50
Manantial Espejo	18.72	15.47	19.24	16.94
Silver Segment Consolidated(2)	6.15	7.80	10.37	11.37
Shahuindo	619	605	842	970
La Arena	556	580	873	764
Timmins	1,126	884	1,355	984
Gold Segment Consolidated(2)	763	693	1,023	901
Consolidated Silver Basis(3)			(7.28)	1.04
Consolidated Silver Basis, before net realizable value inventory adjustments(3)			(5.85)	0.96
(1)Cash costs and AISC are non-GAAP measures. See the section “Alternative Performance (Non-GAAP) Measures” of the MD&A for the period ended December 31, 2020 for a detailed description of these measures and where appropriate a reconciliation of the measure to the Q4 2020 Financial Statements.
(2)Silver segment cash costs and AISC are calculated net of credits for realized revenues from all metals other than silver and are calculated per ounce of silver sold. Gold segment cash costs and AISC are calculated net of credits for realized silver revenues and are calculated per ounce of gold sold. Corporate general and administrative expense, and exploration and project development expense are included in consolidated (silver basis) AISC, but are not allocated amongst the operations and thus are not included in either the silver or gold segment consolidated amounts.
(3)Consolidated silver basis is calculated by treating all revenues from metals other than silver, including gold, as a by-product credit.

PAN AMERICAN SILVER CORP.	4

Q4 2020 NEWS RELEASE

All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted.

	Silver Production (ounces ‘000s)		Gold Production (ounces ‘000s)
	Twelve months ended December 31,		Twelve months ended December 31,
	2020	2019	2020	2019
Silver Segment:
La Colorada	5,025	8,206	3.5	4.6
Dolores	3,779	5,122	98.0	117.6
Huaron	2,148	3,796	0.5	1.0
Morococha(1)	1,173	2,456	0.6	1.4
San Vicente(2)	2,320	3,528	0.3	0.5
Manantial Espejo	2,547	2,599	23.4	22.4
Gold Segment:
Shahuindo	268	137	142.4	145.4
La Arena	33	26	105.4	122.5
Timmins	18	18	148.4	143.8
Total(3)	17,312	25,886	522.4	559.2
(1)Morococha data represents Pan American 92.3% interest in the mine's production.
(2)San Vicente data represents Pan American 95.0% interest in the mine's production.
(3)Totals may not add due to rounding.

	Cash Costs(1) ($ per ounce)		AISC(1) ($ per ounce)
	Twelve months ended December 31,		Twelve months ended December 31,
	2020	2019	2020	2019
La Colorada	6.99	2.99	10.80	4.54
Dolores	(2.48)	3.09	6.17	15.45
Huaron	3.77	4.15	6.53	7.74
Morococha	11.40	4.35	18.38	10.08
San Vicente	15.54	11.77	17.94	13.08
Manantial Espejo	15.68	19.59	15.80	18.43
Silver Segment Consolidated(2)	7.05	6.39	11.38	10.46
Shahuindo	588	570	750	807
La Arena	721	644	1,109	1,042
Timmins	1,061	904	1,213	998
Gold Segment Consolidated(2)	797	712	1,011	948
Consolidated Silver Basis(3)			(3.29)	4.44
Consolidated Silver Basis, before net realizable value inventory adjustments(3)			(2.35)	4.45
(1)Cash costs and AISC are non-GAAP measures. See the section “Alternative Performance (Non-GAAP) Measures” of the MD&A for the period ended December 31, 2020 for a detailed description of these measures and where appropriate a reconciliation of the measure to the Q4 2020 Financial Statements.
(2)Silver segment cash costs and AISC are calculated net of credits for realized revenues from all metals other than silver and are calculated per ounce of silver sold. Gold segment cash costs and AISC are calculated net of credits for realized silver revenues and are calculated per ounce of gold sold. Corporate general and administrative expense, and exploration and project development expense are included in consolidated (silver basis) AISC, but are not allocated amongst the operations and thus are not included in either the silver or gold segment consolidated amounts.
(3)Consolidated silver basis is calculated by treating all revenues from metals other than silver, including gold, as a by-product credit.

PAN AMERICAN SILVER CORP.	5

Q4 2020 NEWS RELEASE

All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted.

2020 ANNUAL RESULTS COMPARED TO FORECAST
The Company's 2020 annual production, Cash Costs, AISC and capital expenditures compared to management's most recent annual forecast amounts are as follows:

	2020 Actual	Forecast Range(1)
Production
Silver (million ounces)	17.3	18.0 - 19.0
Gold (thousand ounces)	522.4	525.0 - 575.0
Zinc (thousand tonnes)	40.2	40.0 - 43.0
Lead (thousand tonnes)	15.7	17.0 - 18.0
Copper (thousand tonnes)	5.2	4.3 - 4.9
Cash Costs(2) ($/ounce)
Silver Segment	7.05	6.20 - 7.70
Gold Segment	797	800 - 860
AISC(2) ($/ounce)
Silver Segment	11.38	10.50 - 12.50
Gold Segment	1,011	1,050 - 1,125
Consolidated Silver Basis	(3.29)	(3.00) - 0.75
Capital Expenditures ($ millions)
Sustaining Capital	162.0	175.0 - 180.0
Project Capital	21.5	20.0 - 21.0
Total Capital	183.5	195.0 - 201.0
(1)The Forecast Range reflects the revised 2020 forecast provided on November 4, 2020.
(2)Cash Costs and AISC are non-GAAP measures. See the section “Alternative Performance (Non-GAAP) Measures” section of this news release for a detailed description of these measures.

Q4 and FY 2020 Audited Results
Pan American plans to release its audited results for Q4 and FY 2020 on February 17, 2021, after market close. A conference call and webcast will be held on February 18, 2021.
Conference call and webcast details:

Date:	Thursday, February 18, 2021
Time:	11:00 am ET (8:00 am PT)
Dial-in numbers:	1-800-319-4610 (toll-free in Canada and the U.S.)
+1-604-638-5340 (international participants)
Webcast:	panamericansilver.com

About Pan American Silver
Pan American owns and operates silver and gold mines located in Mexico, Peru, Canada, Argentina and Bolivia. We also own the Escobal mine in Guatemala that is currently not operating. As the world's second largest primary silver producer with the largest silver reserve base globally, we provide enhanced exposure to silver in addition to a diversified portfolio of gold producing assets. Pan American has a 27-year history of operating in Latin America, earning an industry-leading reputation for corporate social responsibility, operational excellence and prudent financial management. We are headquartered in Vancouver, B.C. and our shares trade on NASDAQ and the Toronto Stock Exchange under the symbol "PAAS".
Learn more at panamericansilver.com.

For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com

PAN AMERICAN SILVER CORP.	6

Q4 2020 NEWS RELEASE

All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted.

Technical Information
Scientific and technical information contained in this news release have been reviewed and approved by Martin Wafforn, P.Eng., Senior Vice President Technical Services and Process Optimization, and Christopher Emerson, FAusIMM, Vice President Business Development and Geology, each of whom are Qualified Persons, as the term is defined in Canadian National Instrument 43-101 - Standards of Disclosure of Mineral Projects.
For additional information about Pan American's material mineral properties, please refer to Pan American’s Annual Information Form dated February 17, 2021, filed at www.sedar.com, or Pan American's most recent
Form 40-F filed with the SEC.

Alternative Performance (Non-GAAP) Measures
In this news release, we refer to measures that are not generally accepted accounting principle ("non-GAAP") financial measures. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning as prescribed by IFRS as an indicator of performance, and may differ from methods used by other companies with similar descriptions. These non-GAAP financial measures include:
•Cash Costs. Pan American's method of calculating cash costs may differ from the methods used by other entities and, accordingly, Pan American's Cash Costs may not be comparable to similarly titled measures used by other entities. Investors are cautioned that Cash Costs should not be construed as an alternative to production costs, depreciation and amortization, and royalties determined in accordance with IFRS as an indicator of performance.
•Adjusted earnings and basic adjusted earnings per share. Pan American believes that these measures better reflect normalized earnings as they eliminate items that in management's judgment are subject to volatility as a result of factors, which are unrelated to operations in the period, and/or relate to items that will settle in future periods.
•All-in Sustaining Costs per silver or gold ounce sold, net of by-product credits ("AISC"). Pan American has adopted AISC as a measure of its consolidated operating performance and its ability to generate cash from all operations collectively, and Pan American believes it is a more comprehensive measure of the cost of operating our consolidated business than traditional cash costs per payable ounce, as it includes the cost of replacing ounces through exploration, the cost of ongoing capital investments (sustaining capital), general and administrative expenses, as well as other items that affect Pan American's consolidated earnings and cash flow.
•Total debt is calculated as the total current and non-current portions of: long-term debt, finance lease liabilities and loans payable. Total debt does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. Pan American and certain investors use this information to evaluate the financial debt leverage of Pan American.
•Working capital is calculated as current assets less current liabilities. Working capital does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. Pan American and certain investors use this information to evaluate whether Pan American is able to meet its current obligations using its current assets.
•Total available liquidity is calculated as the sum of Cash and cash equivalents, Short-term Investments, and the amount available on the Credit Facility. Total available liquidity does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. Pan American and certain investors use this information to evaluate the liquid assets available to Pan American.
Readers should refer to the "Alternative Performance (non-GAAP) Measures" section of Pan American’s Management's Discussion and Analysis for the period ended December 31, 2020, for a more detailed discussion of these and other non-GAAP measures and their calculation.

Cautionary Note Regarding Forward-Looking Statements and Information
Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things: future financial or operational performance; expectations with respect to the future anticipated impact of COVID-19 on our

PAN AMERICAN SILVER CORP.	7

Q4 2020 NEWS RELEASE

All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted.

operations, the assumptions related to the global supply of COVID-19 vaccines and the roll-out in each country, and the effectiveness and results of any vaccines, the lessening or increase in pandemic-related restrictions, and the anticipated rate and timing for the same; whether Pan American is able to maintain a strong financial condition and have sufficient capital, or have access to capital through our corporate credit facility or otherwise, to sustain our business and operations; and the ability of Pan American to successfully complete any capital projects, the expected economic or operational results derived from those projects, and the impacts of any such projects on Pan American.
These forward-looking statements and information reflect Pan American’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by Pan American, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include: the world-wide economic and social impact of COVID-19 and the duration and extent of the COVID-19 pandemic and related restrictions, and the presence and impact of COVID-19 and COVID-19 related restrictions on our workforce, suppliers and other essential resources and what effect those impacts, if they change, would have on our business; the effect that the COVID-19 pandemic may have on our financial and operational results; the ability of Pan American to continue with its operations, or to successfully maintain our operations on care and maintenance, should the situation related to COVID-19 not be as anticipated; continuation of operations following shutdowns or reductions in production, our ability to manage reduced operations efficiently and economically, including to maintain necessary staffing; tonnage of ore to be mined and processed; future anticipated prices for gold, silver and other metals and assumed foreign exchange rates; the timing and impact of the replacement of ventilation infrastructure at the La Colorada mine; the ongoing impact and timing of the court-mandated ILO 169 consultation process in Guatemala; ore grades and recoveries; prices for silver, gold and base metals remaining as estimated; currency exchange rates remaining as estimated; capital, decommissioning and reclamation estimates; our mineral reserve and resource estimates and the assumptions upon which they are based; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions at any of our operations; no unplanned delays or interruptions in scheduled production; all necessary permits, licenses and regulatory approvals for our operations are received in a timely manner; our ability to secure and maintain title and ownership to properties and the surface rights necessary for our operations; and our ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.
Pan American cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release and Pan American has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the duration and effects of COVID-19, and any other pandemics on our operations and workforce, and the effects on global economies and society; fluctuations in silver, gold and base metal prices; fluctuations in prices for energy inputs, labour, materials, supplies and services (including transportation); fluctuations in currency markets (such as the PEN, MXN, ARS, BOB, GTQ and CAD versus the USD); operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom Pan American does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and indigenous populations; our ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; changes in laws, regulations and government practices in the jurisdictions where we operate, including environmental, export and import laws and regulations; changes in national and local government, legislation, taxation, controls or regulations and political, legal or economic developments in Canada, the United States, Mexico, Peru, Argentina, Bolivia, Guatemala or other countries where Pan American may carry on business, including legal restrictions relating to mining, including in Chubut, Argentina, risks relating to expropriation, and risks relating to the constitutional court-mandated ILO 169 consultation process in Guatemala; diminishing quantities or grades of mineral reserves as properties are mined; increased competition in the mining industry for equipment and qualified personnel; and those factors identified under the caption "Risks Related to Pan American's Business" in Pan American's most recent form 40-F and Annual Information Form filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively. Although Pan American has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Investors are cautioned against undue reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand management's current views of our near and longer term prospects and may not be appropriate for other purposes. Pan American does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.

PAN AMERICAN SILVER CORP.	8